Exhibit 99.1

QUIPT HOME MEDICAL TO RING NASDAQ OPENING BELL ON SEPTEMBER 2, 2021

Cincinnati, Ohio - September 1, 2021 - Quipt Home Medical Corp. (the “Company” or “Quipt”) (NASDAQ:QIPT; TSXV:QIPT), a U.S. based leader in the home medical equipment industry, focused on end-to-end respiratory care, today announced that the Quipt Team, together with Greg Crawford, Chairman and CEO, will ring the Nasdaq Opening Bell on Thursday, September 2, 2021, in celebration of Quipt’s listing on Nasdaq on May 27, 2021. The ceremony will begin at approximately 9:15 am (ET) and can be viewed live at https://www.nasdaq.com/marketsite/bell-ringing-ceremony.

“We are extremely proud to ring the opening bell of Nasdaq, honouring our recent listing on this prestigious exchange. The Nasdaq listing is an incredible achievement for our over 600 employees and longstanding shareholders, as we continue our mission of providing superior patient care for at home respiratory patients across the United States,” said Greg Crawford, Chairman and CEO of Quipt. “Joining an exchange that is home to some of the most disruptive companies in the world reflects the continued growth across our organization and our evolution as a publicly traded company over the last several years. We are proud of the robust expansion achieved to date, including the addition of 25,000 active patients, over $11 million in revenue and 4 new states over the last two months alone, and we could not be more excited for the future.”

ABOUT QUIPT HOME MEDICAL

The Company provides in-home monitoring and disease management services including end-to-end respiratory solutions for patients in the United States healthcare market. It seeks to continue to expand its offerings to include the management of several chronic disease states focusing on patients with heart or pulmonary disease, sleep disorders, reduced mobility and other chronic health conditions. The primary business objective of the Company is to create shareholder value by offering a broader range of services to patients in need of in-home monitoring and chronic disease management. The Company’s organic growth strategy is to increase annual revenue per patient by offering multiple services to the same patient, consolidating the patient’s services and making life easier for the patient.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

For further information please visit our website at www.quipthomemedical.com, or contact:

Cole Stevens

VP of Corporate Development

Quipt Home Medical Corp.

859-300-6455

cole.stevens@myquipt.com

Gregory Crawford

Chief Executive Officer

Quipt Home Medical Corp.

859-300-6455

investorinfo@myquipt.com